Filed by VPC Impact Acquisition Holdings II

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: VPC Impact Acquisition Holdings II

Commission File No.: 001-40160

3/1/22, 12:29 PM BNPL Competition Tightens In Southeast Asia, Singapore's FinAccel Is Gearing Up To Stay Ahead



EDITORS' PICK | Feb 24, 2022, 08:00pm EST | 856 views

BNPL Competition Tightens In Southeast Asia, Singapore's FinAccel Is Gearing Up To Stay Ahead



Ardian Wibisono Contributor
Asia
I write about Asia's business scene from a base in Jakarta.

FinAccel's Akshay Garg Says His Kredivo Dominates Indonesia's Emerging BNPL Market—and He's Looking To Do The Same Elsewhere In Southeast Asia.

he buy now, pay later (BNPL) market is booming in Southeast Asia. Digital lending, including

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3/1/22, 12:29 PM BNPL Competition Tightens In Southeast Asia, Singapore's FinAccel Is Gearing Up To Stay Ahead

The BNPL, is expected to hit $92 billion in transactions in 2025 in the region, up from $23 billion in 2020, according to a Google, Temasek and Bain report released last year. Indian entrepreneur Akshay Garg would like to make Singapore-based FinAccel one of the region's leading firms in this emerging sector—and claims its digital lending platform Kredivo is already Indonesia's largest BNPL provider with 4 million users.

Garg, who is CEO and cofounder of FinAccel, is now busy taking Kredivo regional. Last August, Kredivo partnered with Vietnam's VietCredit to launch its service there and plans to enter Thailand and the Philippines this year. But he says Kredivo's main focus will be Indonesia, as it is the region's biggest market.

Another step that Garg, 43, is taking to grow FinAccel is to go public through a SPAC sponsored by U.S. blank-check company Victory Park Capital, slated to happen this quarter. Victory Park Capital has been a big lender to FinAccel, recently doubling its credit facility to the startup to $200 million. Victory Park Capital executives were not available for comment.

The planned transaction gives FinAccel an expected pro forma value of about $2.5 billion, closing in on the $2.9 billion value of Indonesian e-


POSITIVE SIGNAL
FOR THE FIRST TIME FINACCEL SAYS IT BOOKED POSITIVE EBITDA EARLY LAST YEAR.
REVENUE
GROSS PROFIT
EBITDA*
80
70
60
50
40
30
20

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3/1/22, 12:29 PM BNPL Competition Tightens In Southeast Asia, Singapore’s FinAccel Is Gearing Up To Stay Ahead commerce giant Bukalapak, which recently went public in 2018 2019 its home country. The deal *Post provisions Source: FinAccd should also deliver more than $430 million of gross proceeds to FinAccel to fuel further growth. If FinAccellists, it would be the first fin tech from Southeast Asia on a U.S. exchange, joining an elite group of publicly traded firms from the region that includes internet and gaming firm Sea, whose $go billion market cap makes it the most successful Southeast Asian tech company on a U.S. exchange. Aside from regional expansion, Garg is looking to broaden FinAccel’s service offerings. Today it’s mostly focused on financing online buying and extending credit, but soon Garg wants Kredivo to offer much more. To that end, last year, Kredivo bought a controlling 40% of a small Indonesian bank, allowing it to offer more services that can only come from a traditional bank. “Today, you think about Kredivo for e-commerce, personal loans and very soon for offline purchases. But later, we want you to think about Kredivo for motorcycle loans, car loans and credit cards as well,” says Garg. The market opportunity is huge. Kredivo and other digital lenders have expanded by tapping into opportunities created by the region’s tech-savvy but underbanked or unbanked population. In 2019, Google, Temasek and Bain put those in Southeast Asia with access only to a savings https://www. forbes.com/sites/ardianwibisono/2022/02/24/bnpl-competition-tightens-in-southeast-asia-singapores-finaccel-is-gearing-up-to-stay-ahead.. . 3/1 0

3/1/22, 12:29 PM BNPL Competition Tightens In Southeast Asia, Singapore’s FinAccel Is Gearing Up To Stay Ahead account (the underbanked) and wholly unbanked at 296 million, nearly three-quarters of the region’s adult population. In its 2021 report, released in November, BNPL is highlighted as “taking root” as consumer searches for BNPL skyrocketed compared with a year earlier-primarily in Indoniesa. Although Kredivo was founded in 2016, its growth in Indonesia was turbocharged by the pandemic. According to Garg, it had 500,000 accounts at the end of 2018, then 1.2 million a year later and 2.2 million at end-2020, before nearly doubling last year. Garg at FinAccel’s office in Singapore COURTESY OF FINACCEL Kredivo is Garg’s second tech startup, after India-based Komli Media, a digital advertising firm he cofounded in 2006. (Komli’s Southeast Asian business was sold to Malaysian telecom Axiata for $11.3 million and its India operations to SVG Media for an undisclosed amount in 2015.) After growing up in India and studying at Whitman https://www.forbes.com/sites/ardianwibisono/2022/02/24/bnpl-competition-tightens-in-southeast-asia-singapores-finaccel-is-gearing-up-to-stay-ahead. .. 4/10

311/22, 12:29 PM BNPL Competition lightens In Southeast Asia, Singapore’s FinAccells Gearing Up To Stay Ahead College in the U.S., Garg worked as a business analyst at Deloitte in Seattle and then at the International Labour Organization in Geneva before taking a crack at being an entrepreneur in 2005. Basing himself in China’s Yunnan province, he published a lifestyle magazine and started a kebab restaurant. “Wanted to develop a franchise across China,” Garg wrote on linkedln about the kebab venture. “Didn’t work out. And then Komli happened. Yeah, when one door closes, another one opens.” In countries such as Indonesia, Kredivo is not competing with credit cards, it is the credit card. “I’ve always enjoyed being an entrepreneur, building things,” says Garg in a video call from Singapore. “However, Komli was the real beginning of my entrepreneurial journey, everything before that was just an experiment. Komli also brought me to Southeast Asia. Singapore has been my base since 2010.” Indonesia and its booming e-commerce market drew Garg’s interest. In 2015-the year FinAccel was formed and shortly before Kredivo was launched-57% of the https-Jfwwwoforbesocomlsitesfardianwibisonof2022102124/bnpl-competition-tightens-in-southeast-asia-singapores-finaccel-is-gearing-up-to-stay-aheado 00 5/10

3/1/22, 12:29 PM BNPL Competition Tightens In Southeast Asia, Singapore's FinAccel Is Gearing Up To Stay Ahead

country's e-commerce payments were done through bank transfers, 28% were cash-on-delivery, 8% through internet banking, and 7% by credit cards, according to media reports. Garg saw a gap in the market for BNPL, with the goal to build the region's first automated retail credit platform to provide funds for purchases without using a credit card. In effect, people who might not qualify for a credit card were offered a virtual one. "In countries such as Indonesia, Kredivo is not competing with credit cards, it is the credit card," the company said in an investor presentation in August.

Two of the main pain points that Garg attacked were approval speed and accessibility. Garg says it takes only two minutes for Kredivo to approve a loan of up to 30 million rupiah ($2,100). Instead of a credit score from a rating agency, the company decides the creditworthiness of an applicant using an algorithm that looks at data such as what type of phone the applicant has. So far, Garg says, about 90% of Kredivo's Indonesia customers pay on time, roughly in line with the rate of traditional credit card repayment. "Akshay impressed us with his crystal-clear strategy for executing the business plan and building the company," says Indonesia's Chandra Tjan, cofounder of Jakarta-based Alpha JWC Ventures, an early Kredivo backer.

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311/22, 12:29 PM BNPL Competition lightens In Southeast Asia, Singapore’s FinAccells Gearing Up To Stay Ahead If FinAccel lists, it would be the first fintech from Southeast Asia on a U.S. exchange. To limit risks, Kredivo only works with people between 18 and 60 who live in major cities and have a minimum monthly salary of 3 million rupiah. Kredivo offers zero-interest 30-day loans of up to 3 million rupiah. For installment loans of six or 12-months, the maximum lent is 30 million rupiah, and the interest rate is 2.6% a month, or a hefty 53% a year. The buyer also pays a fee of1% or 1,000 rupiah, whichever is higher, on every transaction. And Kredivo is also helping others channel credit to people looking for it (and able to repay). In December, it launched a co-branded card with Indonesia’s Bank Sahabat Sampoerna. In this instance, rather than extend credit itself, Kredivo is an intermediary, connecting creditors with lenders, for a fee. And then there’s Kredivo’s own bank, local lender Bank Bisnis Internasional. In May 2021, FinAccel acquired 24% of the bank for 551 billion rupiah, and added another 16% in October. It also has an option to possess 75% if regulators agree. https-Jfwwwoforbesocomlsitesfardianwibisonof2022102124/bnpl-competition-tightens-in-southeast-asia-singapores-finaccel-is-gearing-up-to-stay-aheado 00 7/10

3/1/22, 12:29 PM BNPL Competition Tightens In Southeast Asia, Singapore's FinAccel Is Gearing Up To Stay Ahead

The move allows Kredivo to offer more services that FinAccel—licensed in Indonesia as a finance company—is now blocked from doing. FinAccel is following the lead of Indonesian tech firms, such as GoTo, which bought a stake in another small local bank, Bank Jago, in 2020.


AIMING HIGH
KREDIVO SEES CONTINUED RAPID GROWTH AHEAD IN USERS AND TRANSACTIONS.
Cumulative users
(IN MILLIONS)
0.5
1.2
2.2
3.9
6.3
91% CAGR
2018
2019
2020
2021*
2022*
Transaction value
(IN $ MILLIONS)
108
375
574
1,201
2,172
112% CAGR
2018
2019
2020
2021*
2022*
*Forecast
Source: FinAccel

FORBES ASIA

FinAccel will need plenty of wherewithal to battle in the fiercely competitive BNPL market. BNPL services are now offered by regional giants GoTo and Sea, and pure-play regional BNPL outfits such as Akulaku and Atome. (In mid-February, Jakarta-based Akulaku added $100 million to its war chest from Thailand's Siam Commercial Bank to expand in Southeast Asia.) In Australia alone there are over a dozen BNPL companies. Yet Kredivo has built a base in Indonesia by pioneering online lending and its quick turnaround time on applications. The BNPL industry was also helped by a decline in credit card usage there caused by the pandemic. The number of cards in the market dropped from nearly 17.5 million at the end of 2019 to just over 16.5 million at end-2021, according to the Indonesia Credit Card Association. Transaction

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value decreased 43% from 332 trillion rupiah in 2019 to 189 trillion rupiah in 2021.

Garg says FinAccel became profitable in 2021's first quarter, though he doesn't provide any numbers. In the first five months of 2021, Ebitda post-provisions came to $8 million, a reversal of the minus $17 million for the same period a year earlier, according to FinAccel, which also said in May it had a $180 million annualized revenue run rate.

The BNPL industry in Southeast Asia, still young and growing, should heed what's happening in Australia. There the BNPL industry is more mature and most of the stocks of listed players have suffered big drops as demand for BNPL cooled and bad debts increased, as well as getting hit with the meltdown in tech stock prices worldwide.

"Southeast Asia is a new market and the dynamics are different, as are the applications of BNPL, but the same risks apply on competition, on pricing and future regulation," says Angus Mackintosh, Jakarta-based analyst and founder of CrossASEAN Research. BNPL boosters, however, can point to the $29 billion acquisition of Australian BNPL company Afterpay by U.S. fintech giant Block (formerly Square), a deal which closed in January, as a positive sign for the future of BNPL.

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3/1/22, 12:29 PM BNPL Competition Tightens In Southeast Asia, Singapore’s FinAccel Is Gearing Up To Stay Ahead Garg has bigger goals with FinAccel. He hopes the company can do good while doing well. “Financial services are, in some ways, the foundation of a better and productive life,” Garg says. “Over the next few years, the big picture is to create admired financial services that impact and make the lives of tens of millions better.” Ardian Wibisono I am a contributing editor for Forbes Asia and based in Jakarta, Indonesia. Before joining Forbes Asia, I worked at Forbes Indonesia for ten years. I’ve covered stories about the country’s... Read More Reprint s & Permissions https://www. forbes.com/sites/ardianwibisono/2022/02/24/bnpl-competition-tightens-in-southeast-asia-singapores-finaccel-is-gearing-up-to-stay-ahea... 10/1 0

Forward-Looking Statements

This document includes “forward-looking statements” within the meaning of the federal securities laws with respect to the proposed transaction between FinAccel Pte. Ltd. (“FinAccel”), AG1 Holdings, Ltd. (“Kredivo”) and VPC Impact Acquisition Holdings II (“VIH”), and also contains certain financial forecasts and projections. All statements other than statements of historical fact contained in this document, including, but not limited to, statements as to future results of operations and financial position, planned products and services, business strategy and plans, objectives of management for future operations of FinAccel, market size and growth opportunities, competitive position, technological and market trends and the potential benefits and expectations related to the terms and timing of the proposed transactions, are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including “anticipate,” “expect,” “suggests,” “plan,” “believe,” “intend,” “estimates,” “targets,” “projects,” “should,” “could,” “would,” “may,” “will,” “forecast” or other similar expressions. All forward-looking statements are based upon estimates and forecasts and reflect the views, assumptions, expectations, and opinions of VIH and FinAccel, which are all subject change due to various factors including, without limitation, changes in general economic conditions as a result of COVID-19. Any such estimates, assumptions, expectations, forecasts, views or opinions, whether or not identified in this document, should be regarded as indicative, preliminary and for illustrative purposes only and should not be relied upon as being necessarily indicative of future results.

The forward-looking statements and financial forecasts and projections contained in this document are subject to a number of factors, risks and uncertainties. Potential risks and uncertainties that could cause the actual results to differ materially from those expressed or implied by forward-looking statements include, but are not limited to, changes in domestic and foreign business, market, financial, political and legal conditions; the timing and structure of the business combination; changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations; the inability of the parties to successfully or timely consummate the business combination, the PIPE investment and other transactions in connection therewith, including as a result of the COVID-19 pandemic or the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the business combination or that the approval of the shareholders of VIH or FinAccel is not obtained; the risk that the business combination disrupts current plans and operations of VIH or FinAccel as a result of the announcement and consummation of the business combination; the ability of FinAccel to grow and manage growth profitably and retain its key employees including its chief executive officer and executive team; the inability to obtain or maintain the listing of the post-acquisition company’s securities on Nasdaq following the business combination; failure to realize the anticipated benefits of business combination; risk relating to the uncertainty of the projected financial information with respect to FinAccel; the amount of redemption requests made by VIH’s shareholders and the amount of funds available in the VIH trust account; the overall level of demand for FinAccel’s services; general economic conditions and other factors affecting FinAccel’s business; FinAccel’s ability to implement its business strategy; FinAccel’s ability to manage expenses; changes in applicable laws and governmental regulation and the impact of such changes on FinAccel’s business, FinAccel’s exposure to litigation claims and other loss contingencies; the risks associated with negative press or reputational harm; disruptions and other impacts to FinAccel’s business, as a result of the COVID-19 pandemic and government actions and restrictive measures implemented in response; FinAccel’s ability to protect patents, trademarks and other intellectual property rights; any breaches of, or interruptions in, FinAccel’s technology infrastructure; changes in tax laws and liabilities; and changes in legal, regulatory, political and economic risks and the impact of such changes on FinAccel’s business. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of Kredivo’s registration statement on Form F-4, the proxy statement/consent solicitation statement/prospectus discussed below, VIH’s Quarterly

Report on Form 10-Q and other documents filed by Kredivo or VIH from time to time with the U.S. Securities and Exchange Commission (the “SEC”). These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. In addition, there may be additional risks that neither VIH nor FinAccel presently know, or that VIH or FinAccel currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. Forward-looking statements reflect VIH’s and FinAccel’s expectations, plans, projections or forecasts of future events and view. If any of the risks materialize or VIH’s or FinAccel’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements.

Forward-looking statements speak only as of the date they are made. VIH and FinAccel anticipate that subsequent events and developments may cause their assessments to change. However, while Kredivo, VIH and FinAccel may elect to update these forward-looking statements at some point in the future, Kredivo, VIH and FinAccel specifically disclaim any obligation to do so, except as required by law. The inclusion of any statement in this document does not constitute an admission by FinAccel nor VIH or any other person that the events or circumstances described in such statement are material. These forward-looking statements should not be relied upon as representing VIH’s or FinAccel’s assessments as of any date subsequent to the date of this document. Accordingly, undue reliance should not be placed upon the forward-looking statements. In addition, the analyses of FinAccel and VIH contained herein are not, and do not purport to be, appraisals of the securities, assets or business of the FinAccel, VIH or any other entity.

Non-IFRS Financial Measures

This document may also include references to non-IFRS financial measures. Such non-IFRS measures should be considered only as supplemental to, and not as superior to, financial measures prepared in accordance with IFRS, and such non-IFRS measures may be different from non-IFRS financial measures used by other companies.

Important Information About the Proposed Transactions and Where to Find It

This document relates to a proposed transaction between FinAccel and VIH. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The proposed transactions will be submitted to shareholders of VIH for their consideration.

Kredivo intends to file a registration statement on Form F-4 (the “Registration Statement”) with the SEC which will include preliminary and definitive proxy statements to be distributed to VIH’s shareholders in connection with VIH’s solicitation for proxies for the vote by VIH’s shareholders in connection with the proposed transactions and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to FinAccel’s shareholders in connection with the completion of the proposed business combination. VIH and Kredivo also will file other documents regarding the proposed transaction with the SEC.

After the Registration Statement has been filed and declared effective, VIH will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the proposed transactions. This communication is not a substitute for the Registration Statement, the definitive proxy statement/prospectus or any other document that VIH will send to its shareholders in connection with the business combination. VIH’s shareholders and other interested persons are advised to read, once available, the preliminary proxy statement/prospectus and any amendments thereto and, once available, the definitive proxy statement/prospectus, in connection with VIH’s solicitation of proxies for its special meeting of shareholders to be held to approve, among other things, the proposed transactions, because these documents will contain important information about VIH, Kredivo, FinAccel and the proposed transactions. Shareholders and investors may also obtain a copy of the preliminary or definitive proxy statement, once available, as well as other documents filed with the SEC regarding the proposed transactions and other documents filed with the SEC by VIH, without charge, at the SEC’s website located at www.sec.gov or by directing a request to VIH. The information contained on, or that may be accessed through, the websites referenced in this document is not incorporated by reference into, and is not a part of, this document.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

VIH, Kredivo and FinAccel and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from VIH’s shareholders in connection with the proposed transactions. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of VIH’s shareholders in connection with the proposed transactions will be set forth in Kredivo’s proxy statement/prospectus when it is filed with the SEC. You can find more information about VIH’s directors and executive officers in VIH’s final prospectus filed with the SEC on March 8, 2021. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This document is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities pursuant to the proposed transactions or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.